Matthew Wong
(b. 1984)



Varying in scale, period, and provenance, landscape paintings are Matthew Wong's most desirable subject at auction, making up nine out of the artist's top ten auction records.

INVESTMENT THESIS

Initial Offering Price
$666,000

Offering Circular
sec.gov

Similar Sales | Record Price



$0.8m
$0.6m
$0.4m
20
21
22
23

Price Appreciation of Similar Works
14.6%

Sharpe Ratio (2020-2023) watch video

Matthew Wong	Not enough data
S&P 500	0.54

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MEMBERS ONLY



Matthew Wong

(b. 1984)

Why we like this offering

1. The Artwork is a compelling small-scale example of a landscape painting by Matthew Wong.
2. Auction records for artworks similar in scale, style, and period are led by *A Dream* (2018), which sold for $864,900 at Phillips in December 2020, followed by *Arcadia* (2017), which sold for $805,417 at Christie's in March 2022, and *The Recluse* (2017), which sold for $708,540 at Sotheby's in April 2021.
3. Executed in 2017, two years before the artist's tragic death, the Artwork features the thick impasto, gestural brushstrokes, and glowing pigments that are characteristic of Matthew Wong's style.
4. Matthew Wong's paintings have long been compared to those of the famous Post-Impressionist painter Vincent van Gogh, due to their personal psychological investigations through landscapes and the visual similarities between their thick, expressive painting techniques. This comparison is highlighted in the ongoing exhibition Matthew Wong | Vincent van Gogh at the Van Gogh Museum in Amsterdam, which runs from March 1 to September 1, 2024.
5. Matthew Wong's landscapes are also complex investigations of the artist's interior life, exposing themes of loneliness and depression.
6. The Artwork is a small-scale, vertically-oriented canvas painting of a natural, wooded landscape, untouched by human life or intervention. Slightly to the left of the center, the forest opens like a portal to reveal a beach with a mountain and a setting sun across the water. The whole composition appears to bathe in the light of the setting sun and is painted in a warm, predominantly golden ochre, burnt sienna orange, and green palette.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2023 Total Auction Sales	2023 Auction Lots Sold	All Time Record Price
$16,586,604	8	$5,508,946

Turnover by Year


30.4M
22.8M
15.2M
7.6M
11 12 13 14 15 16 17 18 19 20 21 22

Lots Auctioned


Sold
Unsold
30
22.5
15
7.5
11 12 13 14 15 16 17 18 19 20 21 22

Initial Offering Price **$666,000**

Offering Circular sec.gov/edgar

Painting





About Matthew Wong

Matthew Wong (Chinese: 王俊傑 March 8, 1984 – October 2, 2019) was a Canadian artist. Self-taught as a painter, Wong received critical acclaim for his work before his death in 2019 at the age of 35. Roberta Smith, co-chief art critic at The New York Times, has praised Wong as "one of the most talented painters of his generation."
— Wikipedia

INVEST NOW

MATTHEW

WONG

b. 1984 – d. 2019, CANADA



$666,000

INITIAL OFFERING

14.6%	44.9%
HISTORICAL APPRECIATION OF SIMILAR WORKS[1]	ANNUAL GROWTH OF RECORD PRICE[2]

Acrylic on canvas | 16 × 12 in.

Matthew Wong was a self-taught artist remembered for his vibrant landscapes and interior scenes, painted in a style reminiscent of Post-Impressionist artists like Vincent Van Gogh and Édouard Vuillard.

The Artwork is a compelling small-scale example of a landscape painting by Matthew Wong. The Artwork features the thick impasto, gestural brushstrokes, and glowing pigments that are characteristic of Matthew Wong's style. Landscape paintings are Matthew Wong's most desirable subject at auction, making up nine out of the artist's top ten auction records. Matthew Wong's landscapes are also complex investigations of the artist's interior life, exposing themes of loneliness and depression. Matthew Wong's paintings have long been compared to those of the famous Post-Impressionist painter Vincent van Gogh, due to their personal psychological investigations through landscapes and the visual similarities between their thick, expressive painting techniques. This comparison is highlighted in the ongoing exhibition Matthew Wong | Vincent van Gogh at the Van Gogh Museum in Amsterdam, which runs from March 1 to September 1, 2024. The Artwork is a small-scale, vertically-oriented canvas painting of a natural, wooded landscape, untouched by human life or intervention. Slightly to the left of the center, the forest opens like a portal to reveal a beach with a mountain and a setting sun across the water. The whole composition appears to bathe in the light of the setting sun and is painted in a warm, predominantly golden ochre, burnt sienna orange, and green palette. Auction records for artworks similar in scale, style, and period are led by A Dream (2018), which sold for $864,900 at Phillips New York on December 8, 2020, followed by Arcadia (2017), which sold for $805,417 (£604,800) at Christie's London on March 1, 2022, and The Recluse (2017), which sold for $708,540 (HKD5,499,000) at Sotheby's Hong Kong on April 20, 2021.

AUCTION RECORDS FOR ARTWORKS SIMILAR IN SCALE, STYLE, AND PERIOD ARE LED BY A DREAM (2018), WHICH SOLD FOR $864,900 AT PHILLIPS NEW YORK ON DECEMBER 8, 2020, FOLLOWED BY ARCADIA (2017), WHICH SOLD FOR $805,417 (£604,800) AT CHRISTIE'S LONDON ON MARCH 1, 2022, AND THE RECLUSE (2017), WHICH SOLD FOR $708,540 (HKD5,499,000) AT SOTHEBY'S HONG KONG ON APRIL 20, 2021.

In the wake of Matthew Wong's death in 2019, market interest for his work has steadily increased. As of March 28, 2023 all of his top ten auction records have been set since October 2020 and are dominated by his vibrant, expressive landscapes and interior scenes. In June 2020, "The Realm of Appearances" (2018), the namesake of his first aforementioned retrospective exhibition, sold at auction for $1.8 million, more than 20 times its low estimate, while *Shangri-La* (2017), a large-scale landscape painting sold for $4.47 million four months later, eclipsing its low estimate of $500,000. Thirteen buyers from around the globe registered to bid on the work. As of March 28, 2023, Wong's top three auction records are led by: *The Night Watcher* (2018), which sold for $5,897,150 on May 19, 2022 at Sotheby's, New York, *Green Room* (2017), which sold for $5,340,000 on May 10, 2022 at Christie's, New York, and *Night Crossing* (2018), which sold for $4,860,000 at Sotheby's, New York, on November 18, 2021.

AUCTION RESULTS FOR SIMILAR WORKS[3,4]


$864,900
$805,417
$708,539
$609,600
$567,000
$338,697
$357,657
7/8/2020
12/4/2020
12/8/2020
4/20/2021
3/1/2022
5/13/2022
5/16/2023
Implied Historical Growth

Matthew Wong (b. 1984, Toronto, Canada – d. 2019, Edmonton, Canada) was a self-taught artist remembered for his vibrant landscapes and interior scenes, painted in a style reminiscent of Post-Impressionist artists like Vincent Van Gogh and Édouard Vuillard. He earned a Bachelor's of Art in cultural anthropology in 2007 from the University of Michigan, and a Masters of Fine Art in photography from the School of Creative Media at the City University of Hong Kong in 2013. After completing his Masters, the artist's focus shifted to drawing, and then to painting landscapes by late 2014. In 2015, Wong, who conducted many of his relationships on social media, began to receive widespread attention for his work online and had his first solo exhibition at the Hong Kong Visual Arts Center.

A year later, curator Matthew Higgs included Wong's work in "Outside," an exhibition for Karma Gallery at their outpost in Amagansett, N.Y. In 2018, Karma mounted the artist's first solo exhibition in New York, which again was received positively by critics and collectors. In October 2019, Wong died by suicide at his home in Edmonton, Alberta at the age of thirty-five. The following month, a posthumous second solo show titled "Blue" opened at Karma. In the wake of his death, Matthew Wong has been the subject of several notable institutional shows, including a survey exhibition at the Art Gallery of Ontario, which opened in August 2021. In October 2022, the Dallas Museum of Art – the only museum that collected Wong's work during his lifetime, opened "The Realm of Appearances," the first retrospective and U.S. museum exhibition devoted to Wong's work.





MATTHEW WONG



IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. The table and chart below capture the historical data for selected auctions sales transactions, which are similar to the Artwork. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Artwork by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Matthew Wong with the following criteria: Paintings on canvas created after 2016 that measure under 30 inches by 30 inches, excluding The Reader (2017) due to quality differences. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Artwork, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Artwork and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 14.6% CAGR implied from selected sales occurring from July 8, 2020, to May 16, 2023.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Artworks by Matthew Wong have a record price compound annual growth rate ("CAGR") of 44.9% from June 29, 2020 to December 31, 2023. This calculation is based on (i) a record price of $1,500,000 on June 29, 2020, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $5,508,946, the most recent record price as of December 31, 2023, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.